UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                      For the Year Ended December 31, 1999



                                NORTH BAY BANCORP
                      ------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)



                                   65747710-5
                                 (CUSIP Number)






                                                               Page 1 of 4 Pages

================================================================================

     NORTH BAY BANCORP

--------------------------------------------------------------------------------
1.   Name of reporting persons..............     Terry L. Robinson

     S.S. or I.R.S. Identification Nos. of       SS ####-##-####
     above persons.
--------------------------------------------------------------------------------
2.   Check the appropriate box if a              (a)
     member of a group                           -------------------------------
                                                 (b)
--------------------------------------------------------------------------------

3.   SEC use only...........................

--------------------------------------------------------------------------------

4.   Citizenship or place of organization.       United States

--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

5.   Sole voting power.................9,044

6.   Shared voting power..............77,354

7.   Sole dispositive power............9,044

8.   Shared dispositive power.........77,354

--------------------------------------------------------------------------------

9.   Aggregate amount beneficially owned         86,398
     by each reporting person.

--------------------------------------------------------------------------------

10.  Check if the amount in Row (9)
     excludes certain shares (see
     instructions).

--------------------------------------------------------------------------------

11.  Percent of class represented by
     amount in (9) .........................     5.5

--------------------------------------------------------------------------------

12.  Type of reporting person (see
     instructions)..........................     IN

================================================================================



                                                               Page 2 of 4 Pages

                                  SCHEDULE 13G

                              By Terry L. Robinson
                         Stockholder, North Bay Bancorp

Item 1(a) Name of issuer: North Bay Bancorp

Item 1(b) Address of issuer's principal executive offices: 1500 Soscol Avenue, Napa, California 94559-1314.

Item 2(a) Name of person filing:  Terry L. Robinson.

Item 2(b) Address of principal business office: 1500 Soscol Avenue, Napa, California 94559- 1314.

Item 2(c) Citizenship:  United States of America.

Item 2(d) Title of class of securities:  Common Stock.

Item 2(e) CUSIP No.:  Not applicable.

Item 3: Not applicable.

Item 4. Ownership: The following information is provided as of December 31, 1999

      (a) Amount beneficially owned: 86,398 including 2,000 shares which Mr. Robinson has a right to acquire by exercise of an option.

      (b) Percent of class: 5.5

      (c) Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote: 9,044

              (ii)  Shared power to vote or to direct the vote: 77,354

              (iii) Sole power to dispose or to direct the disposition: 9,044

              (iv)  Shared power to dispose or to direct the disposition: 77,354






                                                               Page 3 of 4 Pages

Item 5.  Ownership of 5 Percent or Less of a Class:  Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person: Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

Item 8. Identification and Classification of Members of the Group: Not applicable.

Item 9. Notice of Dissolution of Group: Not applicable.

Item 10. Certification: Not applicable.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2000
                                                 /s/ Terry L. Robinson
                                                 -------------------------------
                                                 Terry L. Robinson





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